Zion Oil & Gas

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Company Management

Our directors, executive officers, key employees and principal consultants, their present positions and their ages are as follows:

Name	Age	Position
John M. Brown	66	Chairman of the Board and Founder
Eugene A. Soltero	63	Director, Chief Executive Officer
Richard Rinberg	53	Director, President
Glen H. Perry	63	Director, Executive Vice President
Philip Mandelker	59	Director, General Counsel and Secretary
Paul Oroian	56	Director
Kent S. Siegel	50	Director
Robert Render	76	Director
James (Andy) Barron	45	Director
Yehezkel (Charlie) Druckman	67	Director
Forrest A. Garb	76	Director
David Patir	64	Senior Vice President, Chief Financial Officer
William H. Avery	58	Vice President and Treasurer
Elisha Roih	79	Vice President - Administration of Israeli Operations
Eliezer L. Kashai	83	Vice President - Israeli Exploration
Karen Soltero	32	Director of Marketing/Investor & Public Relations
Sandra Green	43	Director of Planning/Assistant to the CEO
Amelinda Smith	33	Manager of Investor Relations
Stephen E. Pierce	63	Senior Geologist
Stacy Allen Cude	53	Drilling Manager

The following biographies describe the business experience of our directors, officers and key employees. Positions and experience with Zion include positions and experience with our predecessor, Zion Oil & Gas, Inc., a Florida corporation.

John M. Brown is the founder of Zion and has been a director and chairman of the board of directors of Zion since its organization in April 2000. He also served as chief executive officer of Zion until September 2004 when Mr. Soltero was elected to that position, and as president of Zion until October 2001, when Mr. Soltero was elected to that position. Mr. Brown has extensive management, marketing and sales experience, having held senior management positions in two Fortune 100 companies - GTE Valenite, a subsidiary of GTE Corporation and a manufacturer of cutting tools, where he was employed from 1966-86 and served as the corporate director of purchasing, and Magnetek, Inc., a manufacturer of digital power supplies, systems and controls, where he was corporate director of procurement during 1988-89. Mr. Brown was a director and principal stockholder in M&B Concrete Construction, Inc. from 1996 to 2003. Mr. Brown is an officer and principal owner of M&B Holding Inc. (a Nevada corporation) based in Dallas, Texas. This corporation owns M&B General Contracting Inc. (a Delaware corporation). These companies primarily provide cement walls and floors for industrial buildings, office buildings and home developers. Prior to founding Zion, Mr. Brown had been actively pursuing a license for oil and gas exploration in Israel for many years. He led the efforts leading to Zion obtaining, in May 2000, the Ma'anit License in the Joseph Project. Mr. Brown holds a BBA degree from Fullerton College.

Eugene A. Soltero has been a director of Zion since June 2001. He was elected president and chief operating officer in October 2001 and chief executive officer in 2004. He continued to serve as president through October 2005 when Mr. Rinberg was elected to that position. Between June 2000 and October 2001, Mr. Soltero was a financial consultant to Zion and served as treasurer from February 2002 to January 2003. Mr. Soltero is also president and chief executive officer of Cimarron Resources, Inc., an independent private energy production and consulting company he formed in 1985. He served, during the period 1995-1999, as a director, chairman and chief executive officer of Cotton Valley Resources Corporation [ASE:KTN], an independent oil and gas producer with principal properties in Oklahoma and Texas, which is now Aspen Group Resources Corporation [OTCBB:ASPGF and TSE:ASR]. During 1991-1994, he was chairman of the board, president and chief executive officer of Aztec Energy Corporation [NASDAQ:AZCE], an independent oil and gas exploration company with principal properties in Oklahoma. During 1989-1991 he was president and chief operating officer of American International Petroleum Corporation [NASDAQ:AIPN], a small integrated petroleum company with oil and gas production and gas gathering systems in Louisiana, a 30,000 barrels per day refinery in Louisiana and oil production and exploration on 500,000 acres of concessions in the country of Colombia. Mr. Soltero has served as chief operating officer and/or chief executive officer for private and public oil and gas exploration and production companies for the past 20 years, including directing the formation and growth of a number of start-up companies. Early in his career, he was trained at Sinclair Oil Corporation (a large independent international integrated petroleum company) in exploration and production management (1965-69), served as manager of planning (1969-70) for Texas International Petroleum Corporation (an independent oil and gas production company with principal interests in Louisiana and Argentina) and petroleum economist (1970-72) for DeGolyer and MacNaughton, petroleum consultants. For nine years (1972-81) he managed all the oil and gas subsidiaries of Moore McCormack Resources, an independent oil and gas exploration company in the United States with significant interests in gas gathering, transportation and trading as well as crude oil and refined products trading. Mr. Soltero is a member of the Society of Petroleum Engineers, and a former director of the Independent Petroleum Association of America and the Texas Independent Producers and Royalty Owners. He has also served as a director of the Independent Petroleum Refiners Association of America. He is a master's graduate of the Massachusetts Institute of Technology in business (where he was awarded the Sinclair Research Fellowship in Petroleum Economics) with an undergraduate bachelor of engineering degree from The Cooper Union. Mr. Soltero is a registered professional engineer in the State of Texas. He currently serves as chairman of the board of trustees of the WendyArts Foundation, a charity dedicated to making arts activities available to children and young adults.

Richard Rinberg has been a director since November 2004, and was elected president in October 2005. Since 1996, Mr. Rinberg has been a private investor and manager of his own and his family funds. From 1979 through 1996, he served as Managing Director of the "Rinberg Group" a corporate group based in England active in the casting of precious metals for the jewelry industry, jewelry manufacturing, property development and securities trading. In the early 1980s Mr. Rinberg was elected a Member of the London Diamond Bourse and in 1987 he was elected an Underwriting Member at Lloyd's of London Insurance Market. Between 1975 and 1978, Mr. Rinberg was on the staff of Spicer & Pegler (Chartered Accountants); and in 1978 he was admitted as a Member of The Institute of Chartered Accountants in England and Wales. Mr. Rinberg holds a Bachelor of Science Honors Degree in Mathematics from the University College, University of London. He is currently a member of the International Executive Committee of Beit Issie Shapiro, a charitable organization based in Ra'anana, Israel that helps developmentally disabled children.

Glen H. Perry has been executive vice president of Zion since April 2000 and was elected a director in November 2000. He first started working with Mr. Brown and the Joseph Project in September 1999. During 1998 and 1999 Mr. Perry was a consultant to Delek Drilling, Ltd., with respect to its participation in the major gas discoveries offshore Israel. From 1993-98 he worked for National Petroleum Limited, an international oil and gas company with representative offices in Geneva, Switzerland. In this capacity, Mr. Perry served as manager of project development, seeking viable projects and negotiating contracts in the C.I.S. Republics, and general director of an oil and gas project in the Republic of Georgia. Previously, he was an officer and director of Prairie Producing Company ("Prairie"), an independent oil company operating mainly in Louisiana and Texas, from 1985 until Prairie was sold in 1990 to UNOCAL for approximately $330 million. While with Prairie, Mr. Perry had responsibility for design, construction and operation of all operational projects, including production facilities, pipelines, and plants. In addition to all engineering, drilling and production functions, he also had responsibility for marketing. Mr. Perry joined Prairie in December 1976 as a production engineer, was appointed chief engineer in October 1979, and served as vice president, production and operations from 1985-89, and senior vice president from 1989-90. Prior to joining Prairie, Mr. Perry's experience was in drilling and production for Exxon Company, USA (now ExxonMobil Corporation) and Energy Reserves Group (now BHP). Mr. Perry holds a Masters in Petroleum Engineering from the University of Texas and a Bachelor of Science from the University of Tennessee.

Philip Mandelker has been general counsel of Zion since April 2000 and was elected as director in June 2001. He was elected secretary of Zion in February 2002. He holds a Doctor of Jurisprudence degree (1971, cum laude) from Columbia University School of Law and was of counsel to I. Amihud Ben-Porath, Hamou and Company, a law firm in Tel-Aviv, Israel, from May 2000 through April 2003, a position he also held in1994-96. He is currently of counsel to ADAM Law Firm in Tel Aviv. Mr. Mandelker is admitted to practice in both the United States and Israel. He has practiced in New York, Jerusalem and Tel-Aviv and has extensive experience with the oil and gas exploration industry in both the United States and Israel. While at the Israeli Ministry of Finance (1974-76), Mr. Mandelker acted inter alia as Legal Advisor to the Israeli Petroleum Commissioner and represented the Israeli Government in negotiating the Petroleum Concessions and Production Sharing Agreements in the Sinai Peninsula and Gulf of Suez. In New York between 1981 and 1993, as counsel to the firm of Rosenman and Colin (now Katten Muchin Rosenman), Mr. Mandelker advised oil and gas exploration companies and sponsors of oil and gas drilling programs in structuring public and private investment vehicles; he has also advised investors in such programs. From 1992-94, Mr. Mandelker served as an advisory director of Aztec Energy Corp., then an independent oil and gas exploration and production company listed on NASDAQ. He has published and lectured on subjects related to investment in oil and gas exploration activities in Israel and in the United States. As Deputy and then Acting Legal Advisor to the Military Government of the Judea and Samaria Area (1978-80), he drafted a model oil and gas exploration and production concession agreement for use in the Area. From 1997-99, Mr. Mandelker was Chief Legal Advisor of the United Mizrahi Bank, Ltd., a major Israeli banking group headquartered in Tel-Aviv. Mr. Mandelker has been associated with Mr. Brown and the Joseph Project since February 2000.

Paul Oroian was appointed a director in November 2003. Since its founding in 1983 he has served as president and managing partner of Oroian, Little and Rawie, P.C., a certified public accounting and consulting firm based in San Antonio, Texas. From 1980-1983, Mr. Oroian was a tax senior in the San Antonio offices of Arthur Young and Company. Mr. Oroian holds a Bachelors of Science - Business Administration from Bryant College. He has served as a board member of Technology Oversight Committee and the IRS Regional Liaison Committee of the Texas Society of Certified Public Accountants and was vice president and a director of the San Antonio CPA Society between 1992-1998. He currently serves as treasurer of the Good Samaritan Center in San Antonio.

Kent S. Siegel was appointed a director in November 2003. Mr. Siegel has served as president and chief operating officer of Siegel and Siegel, P.C. since 1984. Siegel and Siegel is a firm of certified public accountants and attorneys at law based in West Bloomfield, Michigan, at which Mr. Siegel practices as a tax and bankruptcy attorney and CPA. Mr. Siegel holds a Bachelor of Business Administration from Michigan State University School of Business, a Juris Doctor from Wayne State University School of Law and a Bachelor of Science in Electrical Engineering from Lawrence Technological University School of Engineering. He currently serves as chairman of the Temple Israel School Board Fund Raising Committee.

Robert Render was appointed a director in September 2004. Mr. Render served from 1994 to 2002 as Chairman and CEO of the Green Thumb Companies and Milburn Peat, manufacturers and distributors of peat moss, soils and mulches for the lawn and garden industries. Prior thereto, from 1985 to 1992, he was a director of and consultant to Hyponex Corporation (NASDAQ) and thereafter, from 1992 to 1994, he was a consultant to the Scotts' Corporation (NYSE), the controlling shareholder of Hyponex. Between 1978 and 1985, Mr. Render served as Chairman, President and Chief Executive Officer of Hyponex Corporation (NASDAQ) previously known as Old Fort Industries. From 1964 until its acquisition by Old Fort Industries in 1969, Mr. Render served as President of Anderson Peat Company and, from 1969 to 1978, he served as Executive Vice President of Old Fort Industries. From 1952 to 1963, Mr. Render served as Vice President of Sales and Marketing for Sno-Bol Company. In 1957 he founded Render Associates, a national sales company specializing in lawn and garden products which later merged into Anderson Peat Company. In 1962-1963 Mr. Render was President of the Christian Businessmen's Club in Pontiac, Michigan and in 1964-1965, he served as Chairman of the Industrial Group of the United Fund in Pontiac. In 1967-1968, Mr. Render was a member of the Executive Committee of the American Society of Testing and Materials and in 1969-1970, he served as President of the U.S. Peat Producers Association.

James ("Andy") Barron was appointed a director in April 2005. He has been in private practice in orthodontics since 1991. Dr. Barron is board certified by the American Board of Orthodontists and has served as president of the Central Texas Dental Society and president of the Texas Association of Orthodontists. Dr. Barron represents the Southwestern Association of Orthodontists as a representative to the Council of Orthodontic Practice to the American Association of Orthodontists. Dr. Barron has lectured on orthodontics for the University of Texas, the University of Tel-Aviv, the Hebrew University in Jerusalem and the University of Manipur, India. Prior to entering the orthodontic field, Dr. Barron worked in his family's publishing company while at the same time represented a Fortune 500 company in marketing. He currently is president of JlivesNMe Workplace Ministries which sponsors conferences for couples to learn how to bring the gospel into the workplace. He serves on the board of Christian Farms Rehabilitation Center and serves on the advisory board of American Family Radio in Waco, Texas. The D.A.R.E. program in Temple, Texas (Drug Assistance Resistance Education) recognized Dr. Barron for his contributions in 1995 wiht an award of appreciation. Dr. Barron has a degree in Chemistry from Texas Tech University, a Master of Science Degree in Biology from University of Missouri at Kansas City, a Doctoral Degree in Dentistry from Baylor College of Dentistry, a certificate of specialization in Pediatric Dentistry from the University of Missouri at Kansas City and a certificate of specialization in Orthodontic Dentistry from the University of Texas at Houston. As a resident Dr. Barron won the Albert Westphall award of the Southwestern Society of Orthodontists.

Yehezekel ("Charlie") Druckman was appointed a director in November 2005. Dr. Druckman was Petroleum Commisioner for the State of Israel from 1995 until his retirement in 2004, where he supervised the licensing of petroleum rights both onshore and offshore Israel. These efforts led to the discovery of 1.5 trillion cubic feet of gas in the Israeli offshore Mari B and other smaller fields during 1999-2000. Since 1965 he has been a member of the professional staff of the Geological Survey of Israel, where he headed the Mapping, Stratigraphy and Oil Division during 1982-1985 and 1991-1994. He was also affiliated with the Louisiana State University at Baton Rouge as Research Associate in Geology during 1978-1980 and 1989-1990. He was awarded in 1974 the Israel Geological Society's Perez Grader award. He is an active memeber of the American Association of Petroleum Geologists and the Geological Society of Israel (where he served as president in 1982, and for a number of years on the Society's editorial board). He also served as member of the Israeli National Petroleum Commission and Board of Directors of Oil Exploration (Investments) Ltd., an Israeli government company. Dr. Druckman graduated from the Hebrew University in Jerusalem where he was awarded BSc, MSc and Phd degrees in geology.

Forrest A. Garb was appointed a director in November 2005. Mr. Garb is a petroleum engineer well known in the petroleum industry for providing independent consulting services for more than 45 years. His consulting career began with H.J. Gruy and Associates, Inc. and its successors, where he served as a vice president for four years, executive vice president for ten years, and president for fifteen years, until leaving in 1986, following Gruy's merger into a public company. In his capacity as president, Mr. Garb contracted, performed and supervised over 12,500 projects ranging from simple evaluations to sophisticated reservoir simulations. In 1988, Mr. Garb founded Forrest A. Garb & Associates, Inc. a privately-owned petroleum consulting firm, where he served as chairman and chief executive officer until his retirement in 2003 and sale of his interests in the company to its key employees. Prior to entering into consulting, Mr. Garb was educated in petroleum engineering at Texas A&M University (BSc and Professional MSc) and received his early training at Socony Mobil Oil Company in Kansas, Texas, Louisiana and Venezuela. Mr. Garb is a member of the Society of Petroleum Engineers and is a past President of the Society of Petroleum Evaluation Engineers. He is a member of the Association of Computing Machinery, the American Arbritration Association, the Petroleum Engineers Club of Dallas, the Dallas Geological Society, and is a member of the AAPG. He is a charter member of The American Institute of Minerals Appraisers. He is a registered professional engineer in the state of Texas.

David Patir was elected senior vice president and chief financial officer in October 2005. He has over thirty years of progressive domestic and international experience in both oil and gas finance and public accounting. Since 1999 he has been a principal consultant with BRI Consulting Group in Houston, Texas, conducting due diligence, joint venture, and internal controls audits on behalf of major oil companies for their subsidiaries and ventures in the U.S. and overseas. He previously served as chief financial officer for American Energy fund in Los Angeles, California and financial director for MFC International, a Russian-American oil development and marketing joint venture. For the prior nine years he held senior financial and accounting positions with Felmont Oil Corporation and its predecessors in Houston, Texas. After graduation from the Hebrew University in Jerusalem in 1968 with a BBA in accounting, Mr. Patir went to work for the Arthur Andersen affiliate in Israel where he rose to audit manager. In 1976, Superior Oil, and Arthur Andersen client based in the United States, hired him as chief financial officer of Neptune Oil Company, its wholly-owned Israeli subsidiary, whose operations in the Sinai area produced more than 40,000 barrels of oil per day. For ten years, Mr. Patir served as vice-president and chief financial officer for Superior Oil's subsidiaries in Israel and Peru and then as director of international operations in over ten different countries while based in Houston, Texas. He is a certified public accountant in both Israel and Texas.

William H. Avery was elected vice president and treasurer in January 2003. For the past nine years he has practiced as independent attorney in transactional work, concentrating in the area of real property law, including oil and gas transactions. Before that he was a partner for seventeen years and an associate for four years at Storey, Armstrong, Stegar and Martin, a full-range Dallas law firm, concentrating his practice in the representation of financial institutions in loan transactions. In addition he has more than twenty years experience as an oil and gas property investor and investment manager for his own account and for members of his family. Mr. Avery holds a Bachelor of Business Administration degree in Finance from Southern Methodist University and a Doctor of Jurisprudence degree from Duke University Law School.

Elisha Roih has served as Vice President - Administration of Israeli Operations of Zion since April 2000. Mr. Roih holds a BA degree in Political Science and Oriental Studies from Hebrew University, Jerusalem, and has continuing educational course certificates in Business Administration, Production Technology and Offshore Operations. Mr. Roih has over forty years experience in senior management positions in the Israeli petroleum industry. Most recently, between 1997-1998, he served as acting general manager of Lapidoth, Israel Oil Prospectors Company, Ltd. and its subsidiary Metsada-United Drilling Co. (oil and gas producers and oilfield service providers). During 1983-89 Lapidoth and Metsada-United were subsidiaries of Naphta-Israel Petroleum Corp. (an oil and gas exploration and production company), and Mr. Roih served during that period as general manager for all three companies. Prior to 1983, Mr. Roih served as: (a) deputy general manager of the Israel National Oil Company, the government-owned holding company that owned Naphta-Israel, Lapidoth, Metsada-United, and Oil Exploration (Investments) Ltd. and Southern Sinai Petroleum (both oil and gas exploration and production companies); (b) general manager of Southern Sinai Petroleum's exploration and production project in the Gulf of Suez; (c) operations manager for Sinai Oil Fields (another government-owned production company) in the Gulf of Suez and various management positions with Naphtha - Israel Petroleum Corporation. Between 1990-1996 and from 1998 to 2000, Mr. Roih was a management consultant to the petroleum industry in Israel, during which periods he also consulted for Mr. Brown in connection with the Joseph Project.

Dr. Eliezer Kashai, has been Vice President - Israeli Exploration of Zion since October 2000. Dr. Kashai studied geology in the University of Sciences, Budapest, Hungary, holds Masters and Ph.D. degrees from Hebrew University, Jerusalem and is a widely recognized authority on the Triassic formation of Israel. Dr. Kashai has over fifty years of geological experience in Israel working until his retirement in 1987 for the national petroleum companies of Israel, including almost thirty years for Lapidoth Israel Oil Prospectors Company, Ltd. and Oil Exploration (Investments) Ltd., where he served in progressively responsible positions. At Lapidoth during 1959-75, he served as senior geologist, assistant chief geologist, acting chief geologist and chief geologist. At Oil Exploration (Investments) Ltd. during 1975-87 he was first chief geologist, then deputy managing director responsible for all of that company's exploration efforts. Following his retirement in 1987 and through 1998, Dr. Kashai worked as an exploration consultant for various companies active in petroleum exploration in Israel, including Israel National Oil Company, Lapidoth, Naphta Petroleum, ABJAC-Mazal Ltd., Nordan Oil and Gas, and Sedot Neft, Ltd. where he was responsible for the original geological interpretation of Ma'anit. He began consulting for Mr. Brown in connection with the Joseph Project in late 1999 and for us in April 2000. Dr. Kashai has served as president of the Israel Geological Society and is responsible for five geological publications and nearly one hundred unpublished company reports on exploration projects, drilling recommendations, subsurface geological analysis and well evaluations.

Karen Soltero has been the Director of Marketing/Investor & Public Relations for Zion Oil & Gas, Inc. since September, 2004. Previously, she was the Shareholder Relations Manager and has been working for company since June, 2003. She handles marketing, public relations and investor support from the Los Angeles office. Karen has been the Executive Director of the WendyArts Foundation, a charity dedicated to supporting the efforts of new artists, since 2001. Prior to joining Zion, Karen worked as a Senior Sales Analyst for the Walt Disney Company, and as the Director of Product Marketing for Pognet.com, an online gift sales and reminder service company. She also worked as writer and editor for the quarterly newsletter for KidNet Foundation, a non-profit children's organization. She holds a Bachelor's Degree in Theater from the University of California at Los Angeles, where she graduated Cum Laude and was a member of the Golden Key National Honor Society. Karen also holds a Master's Degree in Business, with an emphasis on Marketing and Strategy, from the Peter F. Drucker Graduate School of Management at Claremont Graduate University.

Sandra Green has been the Director of Planning and Assistant to the CEO of Zion Oil and Gas, Inc. since March 2005. From 1999-2005, she was the Accounting Manager of Hunt Properties, Inc., a real estate development and management company. From 1994 to 1999, she provided accounting and auditing services for clients in North Texas and New Mexico. These clients included governments, schools, not-for-profit organizations, financial institutions, family trusts, private entrepreneurs and oil and gas companies. From 1991 - 1994, she served as Assistant to the President and then as Acting Controller with Aztec Energy Corporation [NASDAQ:AZCE] and from 1989-1991 as Assistant to the President at American International Petroleum Corporation [NASDAQ:AIPN]. She holds a Bachelors Degree in Business Administration from the University of Texas at Tyler and has taken graduate classes at the University of Texas at Tyler and at Arlington. She will be sitting for the CPA Exam this year. Ms. Green is a lay minister at First Assembly of God Church at Dawson, Texas.

Amelinda Smith, also known as Amy, has worked for Zion Oil and Gas since 2004. She works in the Los Angeles office with Karen Soltero, helping with marketing, investor and public relations activities, and currently holds the position of Manager of Investor Relations. Amelinda has a background in communications and creative arts. She graduated from the University of California at Irvine with a Bachelor's Degree in Theater. She has worked in the entertainment business both as a performer, and in film and television production.

Stephen E. Pierce was retained as our consulting geologist for the drilling of the Ma'anit #1 and subsequent exploration and development in February 2005. From 1995-2005, Mr. Pierce served as project geologist for Murfin Dilling Co. in the Caribbean, primarily in the Dominican Republic. For the period of 1992-1995, Mr. Pierce was consulting geologist for several small independent companies, including Petrolera Once of Dominican Republic, Century Guyana, Ltd. Of Guyana, and Hydrocarbons International of Colombia. He also worked as consulting geologist for Dames and Moore in Texas, Wyoming, Costa Rica and Mexico during this time, as well as doing independent consulting work in Panola and Shelby Counties in East Texas. From 1985-1992, he acted as senior geological advisor for Mobil Oil Corporation, and from 1980-1985, he worked as senior geologist for Superior Oil Co. He served as senior geologist in Pakistan for AMOCO from 1979-1980 and as geologist for UNOCAL from 1974-1979. Mr. Pierce received his M.S. in geology from San Diego State University in 1974 and his B.S. in geology from California State University in 1971. Prior to this, he was an aerographer for the United States Navy from 1961-1965. Mr. Pierce holds the title of Professional Geologist with the State of Wyoming and holds memberships with the American Association of Petroleum Geologists and the American Institute of Professional Geologists.

Stacy Allen Cude was retained as our drilling manager for the drilling of the Ma'anit #1 and the planning of our next well. Mr. Cude is an independent drilling consultant and owner of Cude Petroleum, a company he started in 1997. Prior to the establishment of Cude Petroleum, he was owner of Computer Creations in College Station, TX for two years. From 1980 to 1994, he held the position of drilling supervisor with Exxon Company, USA in Houston, TX. Mr. Cude received his PhD. in counseling psychology from Cornerstone University in 1991 and received his M.S. in theology (1989) and a B.A. in biblical studies (1988) from Cornerstone as well. Prior to attendance at Cornerstone University, he attended numerous drilling-related schools and instructional programs from 1980-1994. He also attended Texas A&M University and majored in economics from 1974-1977. Mr. Cude has been a member of several professional societies, including Delta Sigma Pi Fraternity from 1974-1977, the National Association of Corrosion Engineers from 1986-1994, and the National Christian Counselors Association from 1989 to the present.

Information Regarding the Board of Directors and Committees

Our board of directors is divided into three classes of directors, with each class elected to a three-year term every third year and holding office until their successors are elected and qualified. The class whose term of office will expire at our 2006 Annual Meeting of Shareholders consists of John M. Brown, Forrest A. Garb, Robert Render and James Barron. The class whose term will expire at our 2007 Annual Meeting of Shareholders consists of Philip Mandelker, Glen H. Perry, Kent S. Siegel and Richard Rinberg. The class whose term of office will expire at our 2008 Annual Meeting of Shareholders consists of Eugene A. Soltero, Yehezkel Druckman and Paul Oroian.

As described below our board of directors has established five committees: an audit committee, a compensation committee, a nominating committee, a corporate governance committee and a technical committee. Members of the committees are appointed annually by the board of directors to serve at the discretion of the board until their successors are appointed or the earlier of their resignation or removal.

Of the eleven current members of our board of directors, five meet the criteria of independence set by the Sarbanes-Oxley Act of 2002 and SEC regulations for audit committee membership ("SEC independence criteria"). These are Messrs. Oroian, Siegel, Barron, Druckman and Garb. Six of our directors (Messrs. Oroian, Siegel, Barron, Druckman, Garb and Render) meet the criteria of independence set by the NASD and the American Stock Exchange for membership on the board of a NASDAQ market or AMEX listed company ("NASD and AMEX independence criteria").

Audit Committee. Our Audit Committee is currently comprised of Messrs. Oroian, and Siegel. Mr. Oroian was elected to serve as chairman. Both current members of the audit committee satisfy the SEC and NASD independence criteria. Both Mr. Oroian satisfies the criteria of audit committee financial experts. The audit committee has been charged by our board of directors with the following responsibilities and granted the following authority.

The audit committee has been charged by our board of directors with the following responsibilities and granted the following authority:

  the appointment, compensation and retention commencing with Zion's fiscal year 2005, and oversight of the work, of registered public accounting firms engaged (including resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for Zion;
  establishment of procedures for (a) the receipt, retention and treatment of complaints received by Zion regarding accounting, internal accounting controls or auditing matters and (b) the confidential, anonymous submission by employees of Zion of concerns regarding questionable accounting or auditing matters;
  the review and approval of all "related party transactions," to the extent required for NASD listing and corporate governance rules; and
  authority to engage independent counsel and other advisors, as it determines necessary to carry out its duties.

A copy of our Audit Committee charter is available here: Audit Committee Charter (PDF).

Compensation Committee. Our board of directors also established a compensation committee currently comprised of three directors, two of whom, James Barron and Robert Render, satisfy NASD and AMEX independence criteria. The other member is John Brown. Full scale activation of the committee shall commence at such time as our shares become publicly traded.

The compensation committee is charged with the following responsibilities:

  the review and recommendation to the board of directors of the terms of compensation, including incentive compensation and employee benefits of the directors and senior officers of Zion;
  determination of the terms of employee benefit plans (including stock incentive and stock option plans), the granting of awards under the plans and the supervision of plan administrators

We have adopted a formal, written compensation committee charter that complies with the requirements of the Exchange Act, SEC rules and regulations and the listing and corporate governance requirements of the NASD and the AMEX. In establishing the compensation committee, our board of directors provided that, if our shares become publicly listed and the listing and corporate governance rules of the NASD or any other securities exchange or market on which are securities are listed for trading (such rules being the "exchange governance rules") require that all members of our compensation committee meet NASD independence criteria, Mr. Brown's participation in the committee shall terminate or be otherwise modified to comply with such requirements and the committee will be reconstituted to meet the applicable exchange governance rules. A copy of our Compensation Committee charter is available here: Compensation Committee Charter (PDF).

Nominating Committee. Our board of directors established a nominating committee currently comprised of three directors, two of whom - Paul Oroian and Kent S. Siegel - satisfy the NASD and AMEX independence criteria. The other member is John Brown, our chairman and chair of the committee. Activities of our Nominating Committee shall commence at such time as our shares become publicly traded.

The nominating committee is charged with selecting and recommending for the approval of the board of directors director nominees to be submitted to the shareholders for election. We have adopted a formal, written nominating committee charter addressing the process for identifying and evaluating nominees, including nominees recommended by security holders, to serve as directors, and describing any specific minimum qualifications to be met by a nominee and any specific standards for the overall structure and composition of our board of directors. A copy of the Nominating Committee Charter is available here: Nominating Committee Charter (PDF).

In establishing the nominating committee, our board of directors provided that, if our shares become publicly listed and the applicable exchange governance rules require that all members of our nominating committee be independent directors, and that Mr. Brown's participation in the committee would terminate at such time if required by the rules and that the committee be reconstituted or be otherwise modified so as to meet the required independence criteria.

Corporate Governance Committee. Our board of directors also established a corporate governance committee currently comprised of three directors, one of whom (Forrest Garb) meets NASD and AMEX independence criteria. The other two members are Philip Mandelker, our general counsel (chairman) and Richard Rinberg, our president.

The corporate governance committee is charged with the responsibility of developing controls and procedures as necessary and appropriate to ensure compliance with the securities laws, the rules and regulations of the SEC and the applicable exchange governance rules.

Technical Committee. Our board of directors established a technical committee, composed of four directors two of whom (Forrest Garb and Yehezkel Druckman) meet NASD and AMEX independence criteria. The other directors are Glen Perry (chairman) and Eugene Soltero. Dr. Eliezer Kashai and Stephen Pierce are advisors to the committee.

The technical committee is charged with reviewing, on behalf of the whole board, proposed technical recommendations of management for exploration and development of the Joseph Project.

Code of Ethics. We have adopted a Code of Business Conduct and Ethics applicable to our directors, officers, and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller persons performing similar functions. A copy of our Code of Business Conduct and Ethics can be found here: Code of Business Conduct and Ethics (PDF).

We intend to disclose any amendment to, and the grant of any wavier of, a provision of our Code that applies or relates to our principal executive, principal financial, principal accounting officers or controller or persons performing similar functions by posting such information on our website.

NOTICE:Zion Oil & Gas, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Zion Oil & Gas has filed with the SEC for more complete information about Zion Oil & Gas and its offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Zion Oil & Gas or its underwriter will arrange to send you the prospectus if you request it by clicking here.

John M. Brown

Eugene A. Soltero

Richard Rinberg

Glen H. Perry

Philip Mandelker

Paul Oroian

Kent S. Siegel

Robert Render

James Barron

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